Exhibit 97.1
UNIVERSAL CORPORATION
DODD-FRANK CLAWBACK POLICY

On November 1, 2023, the Board of Directors (the “Board”) of Universal Corporation (the “Company”) adopted the following Dodd-Frank Clawback Policy (this “Policy”), effective as of October 2, 2023 (the “Effective Date”).

1.Purpose. The purpose of this Policy is to provide for the recoupment of certain incentive compensation pursuant to Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, in the manner required by Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated thereunder, and the Listing Standards (as defined below) (collectively, the “Dodd-Frank Rules”).

2.Administration. This Policy shall be administered by the Compensation Committee (the “Committee”) of the Board. Any determinations made by the Committee shall be final and binding on all affected individuals.

3.Definitions. For purposes of this Policy, the following capitalized terms shall have the meanings set forth below.
(a)“Accounting Restatement” shall mean an accounting restatement of the Company’s financial statements due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement (i) to correct an error in previously issued financial statements that is material to the previously issued financial statements, or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
(b)“Affiliate” shall mean each entity that directly or indirectly controls, is controlled by, or is under common control with the Company.
(c)“Clawback Eligible Incentive Compensation” shall mean Incentive-Based Compensation Received by a Covered Executive (i) on or after the Effective Date, (ii) after beginning service as a Covered Executive, (iii) if such individual served as a Covered Executive at any time during the performance period for such Incentive-Based Compensation (irrespective of whether such individual continued to serve as a Covered Executive upon or following the Restatement Trigger Date), (iv) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (v) during the applicable Clawback Period. For the avoidance of doubt, Incentive-Based Compensation Received by a Covered Executive on or after the Effective Date could, by the terms of this Policy, include amounts approved, awarded, or granted prior to such date.
(d)“Clawback Period” shall mean, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Trigger Date and any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period between the last day of the
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Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of at least nine months shall count as a completed fiscal year).
(e)“Company Group” shall mean the Company and its Affiliates.
(f)“Covered Executive” shall mean any “executive officer” of the Company as defined under the Dodd-Frank Rules and, for the avoidance of doubt, includes each individual identified as an officer of the Company in accordance with Rule 16a-1(f) under the Exchange Act or as otherwise designated as such by the Board or a Committee of the Board.
(g)“Erroneously Awarded Compensation” shall mean the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid. With respect to any compensation plan or program that takes into account Incentive-Based Compensation, the amount contributed to a notional account that exceeds the amount that otherwise would have been contributed had it been determined based on the restated amount, computed without regard to any taxes paid, shall be considered Erroneously Awarded Compensation, along with earnings accrued on that notional amount.
(h)“Exchange” shall mean the New York Stock Exchange.
(i)“Financial Reporting Measures” shall mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. Stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return) shall for purposes of this Policy be considered Financial Reporting Measures. For the avoidance of doubt, a measure need not be presented in the Company’s financial statements or included in a filing with the U.S. Securities and Exchange Commission (the “SEC”) in order to be considered a Financial Reporting Measure.
(j)“Incentive-Based Compensation” shall mean any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.
(k)“Listing Standards” shall mean Section 303A.14 of the New York Stock Exchange Listed Company Manual.
(l)“Received” shall mean the deemed receipt of Incentive-Based Compensation. Incentive-Based Compensation shall be deemed received for this purpose in the Company’s fiscal period during which the Financial Reporting Measure specified in the applicable Incentive-Based Compensation award is attained, even if payment or grant of the Incentive-Based Compensation occurs after the end of that period.
(m)“Restatement Trigger Date” shall mean the earlier to occur of (i) the date the Board, a committee of the Board, or the officer(s) of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

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4.Recoupment of Erroneously Awarded Compensation. Upon the occurrence of a Restatement Trigger Date, the Company shall recoup Erroneously Awarded Compensation reasonably promptly, in the manner described below. For the avoidance of doubt, the Company’s obligation to recover Erroneously Awarded Compensation under this Policy is not dependent on if or when restated financial statements are filed following the Restatement Trigger Date.
(a)Process. The Committee shall use the following process for recoupment:
(i)First, the Committee will determine the amount of any Erroneously Awarded Compensation for each Covered Executive in connection with such Accounting Restatement. For Incentive-Based Compensation based on (or derived from) stock price or total shareholder return where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, the amount shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received (in which case, the Company shall maintain documentation of such determination of that reasonable estimate and provide such documentation to the Exchange). Pursuant to its authority in its Charter, the Committee shall have the authority to retain or obtain the advice of compensation consultants, legal counsel or other advisors, as the Committee in its sole discretion determines appropriate, to assist the Committee in its determination of the amount of any Erroneously Awarded Compensation for a Covered Executive in connection with an Accounting Restatement.
(ii)Second, the Committee will provide each affected Covered Executive with a written notice stating the amount of the Erroneously Awarded Compensation, a demand for recoupment, and the means of recoupment that the Company will accept.
(b)Means of Recoupment. The Committee shall have discretion to determine the appropriate means of recoupment of Erroneously Awarded Compensation, which may include without limitation: (i) recoupment of cash or shares of Company stock, (ii) forfeiture of unvested cash or equity awards (including those subject to service-based and/or performance-based vesting conditions), (iii) cancellation of outstanding vested cash or equity awards (including those for which service-based and/or performance-based vesting conditions have been satisfied), (iv) to the extent consistent with Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), offset of other amounts owed to the Covered Executive or forfeiture of deferred compensation, (v) reduction of future compensation, and (vi) any other remedial or recovery action permitted by law. Notwithstanding the foregoing, the Company makes no guarantee as to the treatment of such amounts under Section 409A, and the Company Group shall have no liability with respect thereto. For the avoidance of doubt, Incentive-Based Compensation Received by a Covered Executive on or after the Effective Date could, by the terms of this Policy, include amounts approved, awarded, or granted prior to such date. Except as set forth in Section 4(d) below, in no event may the Company accept (either directly or through an Affiliate) an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of a Covered Executive’s obligations hereunder.
(c)Failure to Repay. To the extent that a Covered Executive fails to repay all Erroneously Awarded Compensation to the Company when due (as determined in accordance with Section 4(a) above), the Company shall, or shall cause one or more other members of the Company Group to, take all actions reasonable and appropriate to recoup such Erroneously Awarded Compensation from the applicable Covered Executive. The applicable Covered Executive shall be required to reimburse the
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Company Group for any and all expenses reasonably incurred (including legal fees) by the Company Group in recouping such Erroneously Awarded Compensation.
(d)Exceptions. Notwithstanding anything herein to the contrary, the Company shall not be required to recoup Erroneously Awarded Compensation if one of the following conditions is met and the Committee determines that recoupment would be impracticable:
(i)The direct expense paid to a third party to assist in enforcing this Policy against a Covered Executive would exceed the amount to be recouped, after the Company has made a reasonable attempt to recoup the applicable Erroneously Awarded Compensation, documented such attempts, and provided such documentation to the Exchange;
(ii)Recoupment would violate home country law where that law was adopted prior to November 28, 2022, provided that, before determining that it would be impracticable to recoup any amount of Erroneously Awarded Compensation based on violation of home country law, the Company has obtained an opinion of home country counsel, acceptable to the Exchange, that recoupment would result in such a violation and a copy of the opinion is provided to the Exchange; or
(iii)Recoupment would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

5.Reporting and Disclosure. The Company shall file all disclosures with respect to this Policy in accordance with the requirements of the Dodd-Frank Rules.

6.Indemnification Prohibition. No member of the Company Group shall be permitted to indemnify any current or former Covered Executive against (i) the loss of any Erroneously Awarded Compensation that is recouped pursuant to the terms of this Policy, or (ii) any claims relating to the Company Group’s enforcement of its rights under this Policy. No member of the Company Group may pay or reimburse any Covered Executive for the cost of third-party insurance purchased by a Covered Executive to fund potential recoupment obligations under this Policy.

7.Interpretation. The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. The Committee intends that this Policy be interpreted consistent with the Dodd-Frank Rules.

8.Amendment; Termination. The Board may amend or terminate this Policy at any time in its discretion, including as and when it determines that it is legally required to do so by any federal securities laws, SEC rule or the rules of the Exchange or any other national securities exchange or national securities association on which the Company’s securities are listed.

9.Other Recoupment Rights. The Board intends that this Policy be applied to the fullest extent of the law. The Company may require that any employment offer letter or agreement, equity award, cash incentive award, or any other agreement between a member of the Company Group and a Covered Executive be conditioned on the Covered Executive’s acknowledgement and agreement to be bound by and comply with the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company Group,
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whether arising under applicable law, regulation or rule, pursuant to the terms of any other policy of the Company Group, pursuant to any employment offer letter or agreement, equity award, cash incentive award, or plan or other agreement applicable to a Covered Executive, or otherwise (the “Separate Clawback Rights”). Notwithstanding the foregoing, there shall be no duplication of recoupment of the same Erroneously Awarded Compensation under this Policy and the Separate Clawback Rights, unless required by applicable law.

10.Successors. This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.
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